Exhibit 99.1

Inspira Technologies Reports First Half 2025 Financial Results and Issues Business Update

Inspira delivered major milestones throughout and following the six months ended June 30, 2025, including the receipt of $49.5 million in binding purchase orders, clinical validation in leading hospitals, 97.35% accuracy for its HYLA blood sensor, and strategic patent protection, underscoring accelerating commercial momentum.

RA’ANANA, Israel, October 1, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced its financial results for the six-month period ended June 30, 2025, and issued a business update.

“The first half of 2025 represents a pivotal transformation for Inspira as we have successfully transitioned from being a development-stage company to commencing commercial execution. Our technology is now saving lives in premier U.S. hospitals while generating growing commercial interest globally,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “With $49.5 million in binding purchase orders secured and clinical validation at leading medical institutions, including for complex lung transplant procedures, we are witnessing the accelerated adoption of our breakthrough platform. Our HYLA blood sensor’s 97.35% accuracy results position us well for our planned U.S. Food & Drug Administration (“FDA”) submission and further strengthens our outlook. As we are in position to scale manufacturing to meet this confirmed global demand, driven by the fulfillment of these orders and our expanding pipeline, we are targeting an annual revenue run rate of at least $70 million in 2026. To ensure we fully capitalize on this momentum, we have also engaged a leading strategic advisory firm to help guide our execution and unlock further avenues for growth, reinforcing our position as a transformative force in advanced respiratory care.”

Recent Business and Operational Updates:

●	Generated first commercial revenue commitments in April 2025 and subsequently secured binding purchase orders totaling $49.5 million for the INSPIRA™ ART100 (“ART100”) system in July and August 2025, including a $22.5 million order and a $27 million order from a national ministry of health in Africa. The Company expects to recognize these revenues during 2026.

●	Successfully completed the first human treatment using the ART100 system at the Westchester Medical Center in April 2025, validating the technology’s performance in a real-world clinical environment.

●	Expanded the use of the ART100 system to lung transplantation procedures at a top U.S. News & World Report Honor Roll hospital in September 2025.

●	Achieved 97.35% accuracy for the HYLA™ blood sensor in September 2025, advancing towards FDA submission.

●	Received U.S. patent approval in August 2025 for the INSPIRA™ ART500 core technology, with protection until at least 2043.

●	Engaged a U.S.-based strategic consulting firm in July 2025 to accelerate transformational initiatives, including strategic partnerships and corporate development pathways, aimed at maximizing enterprise value.

●	Achieved above 99% gas exchange efficiency in VORTX™ technology during in-vivo animal testing in April 2025.

●	Regained compliance with Nasdaq’s minimum bid price requirement in July 2025.

Financial Results for the Six Months Ended June 30, 2025

●	Gross profit: As of June 30, 2025, the Company recognized revenues of $289,000 from sales of the FDA-cleared Inspira ART100 and carts, with a corresponding cost of revenues of $287,000, which includes discounts in connection with first deployment. The Company anticipates substantial revenue recognition from the $49.5 million in binding purchase orders to begin in the first half of 2026 and continue through the second half of 2026, with expected gross margins significantly higher than those recognized during initial deployments.

●	Operating Expenses: Total operating expenses increased to $7,235,000 for the six months ended June 30, 2025, compared to $5,806,000 during the same period in 2024. The reason for the increase in operating expenses is attributable mainly to General and Administrative expenses as we describe below.

●	R&D Investments: Research and development (“R&D”) expenses increased to $3,638,000 for the six months ended June 30, 2025, from $3,270,000 in the same period in 2024. The increase is attributable mainly to the increase in personnel and salaries, exchange rate differences between NIS and USD, and an increase in share-based compensation.

●	G&A Expenses: General and administrative (“G&A”) expenses increased to $3,150,000 for the six months ended June 30, 2025, from $2,182,000 in the same period in 2024. The increase is primarily attributable to share based compensation expenses related to (i) the accelerated vesting of our former president’s restricted share units and (ii) salary expenses as part of our former president’s termination package, pursuant to his employment agreement. The increase is also attributable to a general increase in salaries, in part due to the other officer’s and employee’s share-based compensation expenses.

●	Sales and Marketing: Sales and marketing (“S&M”) expenses increased to $442,000 for the six months ended June 30, 2025, from $349,000 in the same period in 2024. The increase is attributable to the increase in share-based compensation expenses and commercialization expenses.

●	Cash Position: As of June 30, 2025, the Company had cash, cash equivalents and deposits of $2,126,000 compared to $5,779,000 as of December 31, 2024. On September 16, 2025, the Company increased the aggregate offering price under the at-the-market offering facility to $14,686,641, of which an aggregate of $4,701,062 of shares were sold as of October 01, 2025.

●	Financial Liabilities: As of June 30, 2025, financial liabilities at fair value totaled $886,000 compared to $1,575,000 as of December 31, 2024. The financial liabilities represent the fair value of the Company’s equity liabilities.

●	Net Loss: Net loss was $6,398,000 for the six months ended June 30, 2025, compared to a net loss of $6,240,000 for the six months ended June 30, 2024.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits and advantages of its technology and devices, its belief that its HYLA blood sensor’s accuracy results position it well for its FDA submission and strengthens its outlook, its targeted annual revenue run rate and timing thereof, its expectation to recognize revenues and timing thereof, and the belief that its engagement with a strategic advisory firm will unlock further avenues for growth and reinforce its position as a transformative force in advanced respiratory care. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

IR Contact

Arx Investor Relations

North American Equities Desk

inspira@arxhq.com

STATEMENTS OF BALANCE SHEETS

(US dollars in thousands)

	June 30,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	2,126	5,111
Cash deposits	-	668
Other accounts receivable	418	587
Inventory	711	444
Total current assets	3,255	6,810

Non-Current Assets:
Right of use assets, net	670	761
Property, plant and equipment, net	527	499
Total non-current assets	1,197	1,260
Total Assets	4,452	8,070

	June 30,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	170	154
Other accounts payable	1,478	1,364
Lease liabilities	292	277
Financial Liabilities at Fair Value	886	1,575
Total current liabilities	2,826	3,370

Non-Current Liabilities:
Lease liabilities	348	378
Total non-current liabilities	348	378

Shareholders’ Equity:
Share capital and additional paid in capital	74,250	70,896
Accumulated deficit	(72,972)	(66,574)
Total equity	1,278	4,322
Total Liabilities and Shareholders’ Equity	4,452	8,070

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Six months June 30, 2025	Six months June 30, 2024

Revenues	289	-
Cost of revenues	287	-
Gross Profit	2	-

Research and development expenses	3,638	3,270
General and administrative expenses	3,150	2,182
Sales and marketing expenses	442	349
Other expenses (income)	7	5
Operating loss	7,235	5,806
Interest Income from deposits	(37)	(83)
Finance expenses (income), net	(800)	517
Loss before tax	6,398	6,240
Taxes on income	-	-
Total comprehensive loss for the period	6,398	6,240

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the six months ended June 30, 2025:

	Number of shares	Share capital and additional paid in capital	Accumulated deficit	Total
Balance on January 1, 2025	24,252,096	70,896	(66,574)	4,322
Changes during the period:
Issuance of ordinary shares and Pre-funded warrants, net	2,575,753	1,508	-	1,508
Exercise of options	81,633	8	-	8
Exercise of Pre-funded warrants	658,372	*	-	-
Restricted share unit vesting	1,083,443	-	-	-
Share-based compensation	-	1,838	-	1,838
Comprehensive and net loss	-	-	(6,398)	(6,398)
Balance on June 30, 2025	28,651,297	74,250	(72,972)	1,278

*	Less than one thousand

For More Financial Information:

For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please review the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, and the Company’s Form 6-K containing the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, both available on the Company’s EDGAR profile at https://www.sec.gov/edgar